                                               As filed pursuant to Rule 424(b)3
                                                              Reg. No. 333-38228

PROSPECTUS

                              [LOGO OF INTERLIANT]

             $10,000,000 7% Convertible Subordinated Notes due 2005 and 188,324 Shares of Common Stock Issuable Upon Conversion of the Notes
                        4,458,394 Shares of Common Stock

   This prospectus relates to the offering of the 7% Convertible Subordinated Notes due 2005 of Interliant, Inc., a Delaware corporation, held by Microsoft Corporation and the shares of our common stock into which the notes are convertible, as well as 4,458,394 shares of our common stock by certain of our stockholders. Microsoft and these stockholders may offer the securities covered in this prospectus at any time at market prices prevailing at the time of sale or at privately negotiated prices. These selling security holders may sell the notes or the common stock they hold directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

   The holders of the notes may convert the notes into shares of our common stock at any time before their maturity, unless we have previously redeemed or repurchased them, at a conversion rate of 18.8324 shares per $1,000 principal amount of notes. This is equivalent to a conversion price of approximately $53.10 per share. We will pay interest on the notes on February 16 and August 16 of each year, beginning August 16, 2000. The notes will mature on February 16, 2005. We may redeem some or all of the notes at any time on or before February 18, 2003 at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to the redemption date, if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice. We will make an additional payment in cash with respect to the notes called for provisional redemption in an amount equal to $152.54 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the call for redemption. At any time after February 18, 2003, we may redeem the notes, in whole or in part, at the redemption prices set forth in this prospectus.

   In the event of a Change of Control, as defined in this prospectus, each holder of the notes may require us to repurchase the notes at 100% of the principal amount of the notes plus accrued interest. The notes are general, unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness and effectively subordinate to all existing and future liabilities of our subsidiaries.

   On August 30, 2000 the last reported sale price of our common stock, listed under the symbol "INIT", on the Nasdaq National Market was $12.5625 per share. Our 7% Convertible Subordinated Notes are currently eligible for trading on the PORTAL Market of the Nasdaq Stock Market.

   Investing in the notes or our common stock involves significant risks, including those described in the "Risk Factors" section beginning on page 3 of this prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is trustful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

               The date of this prospectus is September 1, 2000.
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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
The Company................................................................   1
Risk Factors...............................................................   3
Use of Proceeds............................................................  15
Ratio of Earnings to Fixed Charges.........................................  15
Selling Securityholders....................................................  16
Description Of Notes.......................................................  18
Description Of Capital Stock...............................................  34
Certain United States Federal Income Tax Considerations....................  36
Plan Of Distribution.......................................................  41
Legal Matters..............................................................  42
Experts....................................................................  42
Where You Can Find More Information About Us...............................  43

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   Interliant(R) is a registered trademark of Interliant, Inc. This prospectus also includes trademarks of other companies. These trademarks are the property of their respective holders.

   You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

   All references to "we," "us," "our" or "Interliant" in this prospectus means Interliant, Inc., the issuer of the notes and the common stock issuable upon conversion of the notes. For purposes of this prospectus, the company whose business we acquired in March 1999, the name of which was Interliant, Inc., is referred to as Interliant Texas. We changed our name from Sage Networks, Inc. to Interliant, Inc. after acquiring Interliant Texas.

                                       i
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                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements relating to, among other things, future results of operations, growth plans, acquisitions and integration, sales, gross margin and expense trends, capital requirements, strategic partnerships and general industry and business conditions applicable to Interliant. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. When used in this prospectus, the words "anticipate," "believe," "estimate" and similar expressions are generally intended to identify forward-looking statements. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in the "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include unforeseen difficulties in integrating acquisitions or in completing profitable acquisitions in the future, changes in external competitive market factors, changes in our business strategy or an inability to execute our strategy due to unanticipated changes in our business, our industry or the economy in general and various other factors that may prevent us from competing successfully in existing or future markets. In light of these risks and uncertainties, we cannot assure you that the forward-looking statements contained in this prospectus will be in fact realized and we assume no duty to update any information herein.

                                       ii
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                                  THE COMPANY

Our Company

   We are a leading application service provider, or ASP, providing our customers with a broad range of outsourced e-business solutions. Our customers face significant challenges in doing business on the Internet due to its technical complexity, their lack of technical skills, the time necessary to implement solutions and the cost of implementation and ongoing support. By providing comprehensive outsourced solutions that combine our hosting infrastructure with Internet professional services expertise, we can rapidly design, implement, deploy and effectively manage cost-effective e-business solutions for our customers.

   As an ASP, we provide:


  . hosting infrastructure for our customers' network-based applications, which allows our customers to store their databases, applications or Web sites on equipment owned and maintained by us or on our customers' equipment located in our data centers;

  . Internet professional services for designing, implementing and deploying these network-based applications; and

  . operations support, systems and applications management and customer care for our customers and their end-users.

Our Services

   Web Hosting. We provide virtual, dedicated and co-located Web hosting services. These range from simple, low-end, marketing-oriented Web sites on a server shared by many customers to high-end, Web-based, mission-critical applications on hardware dedicated to a specific customer.

   Enterprise Resource Planning. Our enterprise resource planning, or ERP, solutions include the implementation and hosting of PeopleSoft and Oracle solutions. We provide hosting services for outsourced human resources and finance solutions, as well as implementation and management support to PeopleSoft customers.

   E-Commerce. We provide e-commerce solutions based on IBM Net.Commerce, Microsoft SiteServer, Mercantec SoftCart and other applications. Our e-commerce solutions allow our customers to create and manage electronic storefronts and provide end-to-end online e-commerce solutions.

   Customer Relationship Management. Our Customer Relationship Management, or CRM, solutions, which are based on software provided by companies such as Onyx and Oracle, provide geographically distributed sales and marketing organizations with all the elements needed to deploy sales force automation, partner relationship management and other CRM solutions quickly and at a reasonable cost.

   Infrastructure/Security Solutions. Our infrastructure/security solutions allow our customers to implement and deploy technologies that enhance the performance of their hosted e-business solutions. These technologies include managed firewall services, load balancing, and caching solutions from vendors such as Cisco Systems, Check Point Software, ArrowPoint Communications, and Alteon WebSystems.

   Messaging/Knowledge Management. We offer a range of messaging and knowledge management hosting solutions for the Lotus Notes/Domino and Microsoft Exchange platforms. These solutions provide our customers with the infrastructure needed to support e-mail and other messaging methods for internal and external communication, project team collaboration and document sharing and to improve business process automation and workflow. We also provide outsourced messaging solutions based on industry-standard e-mail technologies, such as POP and SMTP, as well as proprietary messaging solutions, including our eReach for messaging.

   Distributed Learning. Our distributed learning solutions, which are based on software provided by Lotus, Macromedia and other companies, allow our customers to create online learning and training environments.

   Internet Professional Services. We implement, enhance and support all of our ASP solutions with Internet professional services, either provided by our own consultants or by our business partners. Our Internet professional services include capabilities to create intranet, extranet and application hosting solutions for our customers, as well as provide network implementation, security implementation and back-end Web development projects. These services are a key part of our ASP service delivery, enabling us to provide our customers with an end-to-end outsourced solution.

Facilities

   We have four state-of-the-art primary data centers located in Houston, Texas; Atlanta, Georgia; Vienna, Virginia and Columbus, Ohio. In addition, we currently operate a data center in Paris, France and will operate a data center in London, United Kingdom commencing during the third quarter of 2000. Our data centers in Houston, Atlanta and Vienna are monitored on a 24x7 basis and include sophisticated monitoring and diagnostics, 24x7 customer support, multiple high speed network connections to the Internet and uninterruptible power supplies, fire suppression and external fuel generators. Our Columbus data center is a secured, raised-floor data center that provides continuous support, plus a standby generator, hot and cold disaster recovery sites, and off-site data storage and is monitored on a 24x7 basis.

Acquisitions and Strategies Relationships

   We have grown rapidly since our inception in December 1997, acquiring 27 hosting and related Internet service businesses through July 31, 2000, including our recent acquisitions of

  . Knowledge Systems, Inc., a provider of virtual communities and traditional Web based services including design, development and hosting, specializing in value added applications such as virtual trade shows, custom news and e-commerce;

  . Interactive Software, Inc., a provider of consulting services in software selection, implementation services, quality assurance and training and support on Oracle platforms to the non-public sector and

  . Milestone Services, Inc., which specializes in providing companies in the private sector with consulting services on Oracle platforms.

   In addition, we have established strategic relationships that enable us to provide complete, scalable and reliable ASP services to our customers and business partners. Our current strategic alliances include partnerships with IBM, Dell Computer, BMC Software, Lotus Development, Microsoft, Oracle, UUNET Technologies, Network Solutions, Cisco Systems Verisign and Onyx.

International Initiatives

   In May 2000, our majority-owned subsidiary, Interliant Europe, entered into a transaction with Cegetel Enterprises S.A., a subsidiary of Vivendi, whereby Interliant Europe purchased data center assets and intellectual property from Cegetel. We have also licensed some of our technology and intellectual property to and entered into a service agreement with Interliant Europe. In addition, in June 2000, we entered into a strategic relationship with Asia Online, Ltd., a provider of Internet business solutions in the pan-Asia-Pacific region, to jointly develop WorldHost, a component of Asia Online's Web hosting service, by providing consulting and development services, hardware, licensing and ongoing management services.


   Our principal executive offices are located at Two Manhattanville Road, Purchase, New York 10577 and our telephone number at that address is (914) 640-9000.

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                                  RISK FACTORS

   Investing in the notes or shares of our common stock issuable upon conversion of the notes entails significant risk. You should carefully consider the risks and uncertainties described below and elsewhere in this prospectus or incorporated by reference in this prospectus before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks or uncertainties actually occur, our business could be adversely affected. In this event, the trading price of the notes and our common stock could decline and you could lose part or all of your investment.

 We are a young and developing company and as a result investing in the notes or our stock presents the following risks.

We have a limited operating history and may not successfully implement our business plan.

   We have a limited operating history. We were incorporated in December 1997 and began offering Web hosting services in February 1998. Through July 31, 2000, we have completed 27 acquisitions. As a result of our limited operating history and numerous acquisitions, our business model is still developing. Our business and prospects must be considered in light of the risks frequently encountered by companies in their early stages of development, particularly companies in the new and rapidly evolving Internet services market. Some of these risks relate to our ability to:

  . implement our sales and marketing strategy to support our business and build the Interliant brand;

  . identify, acquire and integrate strategic acquisitions and then cross-sell our expanding range of branded services to the customer bases of the acquired companies;

  .  provide reliable and cost-effective services to our customers;

  . continue to build our operations and accounting infrastructure to accommodate additional customers;

  . respond to technological developments and new products and services offered by our competitors;

  . develop and offer new products and services or differentiate such products and services from those offered by our competitors;

  . enter into strategic relationships with application software vendors and other strategic partners that further advance our objective to become a full service ASP;

  .  build, maintain and expand distribution channels; and

  .  attract and retain qualified personnel.

   We may not be successful in accomplishing these objectives. If we are not successful, our business could be adversely affected.

We have a history of significant losses and these losses may increase in the future.

   Since our inception in December 1997, we have experienced operating losses for each quarterly and annual period. We experienced net losses of approximately $53.9 million in the year ended December 31, 1999 and $67.5 million in the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of approximately $132.3 million. The revenue, cash flow and income potential of our business model is unproven and our limited operating history makes it difficult to evaluate our prospects. We anticipate that we will incur increased expenses, losses, and cash flow deficits as we expand our sales and marketing initiatives to continue to grow the Interliant brand, fund greater levels of product development, continue to build out our data centers, implement centralized billing, accounting and customer service systems and continue our acquisition program.

   We have experienced significant growth in revenues, primarily attributable to acquisitions. This growth rate is not necessarily indicative of future operating results. Our future results will depend not only on continuing our acquisition strategy but also on internal growth. We expect that future acquisitions will increase our operating expenses and operating losses. As a result, we expect to incur significant additional operating losses. We cannot give any assurance that we will ever achieve profitability on a quarterly or annual basis, or, if we achieve profitability, that it will be sustainable.

Our operating results may fluctuate in the future. As a result, period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

   Our operating results may fluctuate in the future as a result of a variety of factors, some of which are outside of our control. These factors include:

  . the quality and timing of acquisitions we complete and our ability to successfully integrate these acquisitions into our business;

  . the demand for our services, pricing pressures in our market and changes in the mix of products and services sold by us and our competitors;

  . technological issues, including technical difficulties affecting the Internet generally or our hosting operations in particular and increased technological demands of our customers;

  . the amount and timing of our costs related to our marketing efforts and service introductions by us or our reseller or referral partners; and

  .  economic conditions specific to the hosting and consulting industries.

   Historically, fluctuations in our operating results have resulted principally from completed acquisitions. Due to the factors described above, our operating results may not be indicative of future operating results. In addition, our future operating results for any particular period may differ materially from our expectations or those of investors or security analysts. In this event, the market price of the notes and our common stock would likely fall dramatically.

We only recently began to offer many of our products and services and we intend to offer new products and services in the future. If our products are not accepted by the market or have reliability or quality problems, our business may suffer.

   We have recently introduced new hosting solutions such as our hosted customer relationship management solutions as well as enhanced Internet services such as e-commerce and consulting services. If these and other new hosting solutions and enhanced Internet services that we may introduce in the future fail to gain market acceptance, our business could be adversely affected. In addition, if these newly introduced hosting solutions and enhanced Internet services have reliability, quality or compatibility problems, market acceptance of these products could be greatly hindered and our ability to attract new customers could be adversely affected. We cannot offer any assurance that these new solutions and services are free from any reliability, quality or compatibility problems.

The continued growth of the market for our products and services may not materialize.

   Our market is new and rapidly evolving. Whether the market for our products and services will continue to grow is uncertain. Our business would be adversely affected if the hosting market does not continue to grow or if businesses reduce or discontinue outsourcing their hosting business.

   Our success depends in part on continued growth in the use of the Internet. Our business would be adversely affected if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, such as:

  .  security and privacy concerns;

  . uncertainty of legal and regulatory issues concerning the use of the Internet;

  .  inconsistent quality of service; and

  .  lack of availability of cost-effective, high-speed connectivity.

 We are growing rapidly, principally through acquisitions, which presents the following risks.

The success of our business plan depends on our ability to make additional acquisitions. Our acquisition program entails significant risks.

   We intend to pursue opportunities to expand our business through the acquisition of selected companies in targeted markets. The acquisition candidates we review can be large, and their acquisition by us could have a significant and lasting impact on our business. We cannot guarantee that:

  . we will be able to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms; or

  . we will be able to obtain the financing necessary to complete all projected future acquisitions.

   Acquisitions involve numerous risks, including adverse effects on our operating results from increases in amortization of intangible assets, inability to integrate acquired businesses, increased compensation expense associated with newly hired employees and unanticipated liabilities and expenses. In addition, we cannot guarantee that we will realize the benefits or strategic objectives we are seeking to obtain by acquiring any particular company and any acquired company could significantly underperform relative to our expectations. In particular, acquired companies have often experienced modest revenue declines immediately following the closing of the acquisition.

   Because we have only recently completed many of our acquisitions, we are currently facing all of these challenges and we have not established our ability to meet them over the long term. As a result of all of the foregoing, our acquisition strategy could adversely affect our business.

The success of our business plan depends on the successful integration of acquisitions.

   From February 1998 through July 31, 2000, we have acquired 27 businesses and are currently pursuing additional acquisitions. Our future performance will depend in large part on our ability to integrate these businesses or any future acquired businesses with our existing operations successfully and profitably. To integrate acquired businesses, it is often necessary or desirable to accomplish one or more of the following:

  . consolidate their billing and accounting systems into our systems and implement financial and other control systems;

  . relocate the servers and other equipment of acquired companies to one of our facilities;

  . migrate the operations of acquired companies onto our technology platforms;

  . integrate the customer accounts of acquired companies into our customer service system;

  . integrate the service offerings of acquired companies into the Interliant brand; and

  . identify resellers and referral partners of the services of acquired companies and migrate them to our business partner program.

   We may not be able to successfully integrate acquired businesses with existing operations without substantial costs, delays or other problems, if at all. As we integrate acquired businesses:

  . we may lose customers of acquired companies due to difficulties during the integration process;

  . we may not be able to bill customers of the acquired companies accurately due to potential deficiencies in the internal controls of the acquired companies, such as inadequate back-office systems of the acquired companies and potential difficulties in migrating records onto our own systems;

  . we may experience difficulty in collecting bills rendered by acquired companies due to inaccurate record keeping of the acquired companies;

  . key employees of the acquired companies whom we wish to retain may resign;

  . management's attention and resources could be diverted from our ongoing business concerns;

  . we may not be able to integrate newly acquired technologies with our existing technologies; and

  . we may not be able to train, retain and motivate executives and employees of the acquired companies.

   The businesses we have acquired are in various stages of the integration process. Our integration plan is constantly changing as a result of our business activities, as well as future acquisitions. Because we employ a strategy that includes a high level of acquisition activity, at any time there are likely to be one or more operating businesses that have not been integrated into our business. In addition, our acquisitions in February 2000 of reSOURCE Partner, Inc. and Softlink, Inc., respectively, represent in the aggregate our largest acquisition to date, and thus the integration risks set forth above will likely be even more significant with respect to these two acquisitions.

A significant portion of our assets consists of intangible assets, the recoverability of which is not certain and the amortization of which will increase losses or reduce earnings in the future.

   In connection with our acquisitions completed through June 30, 2000, $182.4 million of the aggregate purchase price has been allocated to intangible assets such as covenants not to compete, customer lists, trade names, assembled work force and goodwill. Annual amortization expense related to these intangible assets in the current fiscal year will be approximately $48.5 million. Amortization expense will increase as we acquire additional businesses. Our business could suffer if changes in our industry or our inability to operate the business successfully and produce positive cash flows from operations result in an impairment in the value of our intangible assets and therefore necessitate a write-off of all or part of these assets.

Our rapid growth and expansion has and may continue to significantly strain our resources.

   We are experiencing rapid growth, primarily due to acquisitions. This rapid growth has placed and is likely to continue to place, a significant strain on our operating and financial resources. Our future performance will partly depend on our ability to manage our growth effectively, which will require that we further develop our operating and financial system capabilities and controls. We have invested and intend to continue to invest, significant amounts in billing, accounts receivable, customer service and financial systems. Because we employ a strategy that includes a high level of acquisition activity, at any time there are likely to be one or more operating businesses that have not been integrated into our core systems and continue to produce financial and other information from their existing systems. As a result, our ability to record, process, summarize and report financial data could be adversely affected.

We may need additional funds which, if available, could result in an increase in our interest expense or dilution of your shareholdings. If these funds are not available, our business could be hurt.

   To date, our cash flows from operations have been insufficient to fund our operations and our acquisition and internal growth programs. We have funded our operations principally from the proceeds of stock sales, sales of convertible notes and from other external sources. We cannot predict when we will be able to fund our operations entirely from internally generated cash flow. We may never be able to do so. As a result, we may need to raise additional funds to conduct our operations and fund our growth programs.

   We may raise funds through public or private debt or equity financing. If funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, such securities would have certain rights, preferences and privileges senior to those of the holders of our common stock and the terms of such debt could impose restrictions on our operations. If additional funds become necessary, additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may not be able to continue to fund our operations and growth or to continue our acquisition program. Our inability to raise capital could adversely affect our business.

 We operate in the young and rapidly evolving Internet services industry, which presents the following risks.

We depend on the growth and stability of the Internet infrastructure.

   If the use of the Internet continues to grow rapidly, its infrastructure may not be able to support the demands placed on it by such growth and its performance or reliability may decline. In addition, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, use of the Internet as a commercial or business medium could, in the future, grow more slowly or decline, which would adversely affect our business.

If we do not respond effectively and on a timely basis to rapid technological change, our business could suffer.

   The Internet industry is characterized by rapidly changing technology, industry standards, customer needs and competition, as well as by frequent new product and service introductions. Our future success will depend, in part, on our ability to accomplish all of the following in a timely and cost-effective manner, all while continuing to develop our business model and roll-out our services:

  .  effectively use and integrate leading technologies;

  .  continue to develop our technical expertise;

  .  enhance our products and current networking services;

  .  develop new products and services that meet changing customer needs;

  .  advertise and market our products and services; and

  .  influence and respond to emerging industry standards and other changes.

   We cannot assure you that we will successfully use or develop new technologies, introduce new services or enhance our existing services on a timely basis, or that new technologies or enhancements used or developed by us will achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense.

Disruption of our services due to accidental or intentional security breaches may adversely impact our business.

   A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Despite our design and implementation of a variety of network security measures, unauthorized access, computer viruses, accidental or intentional actions and other disruptions could occur. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. If someone were able to misappropriate our users' personal or proprietary information or credit card information, we could be subject to claims, litigation or other potential liabilities.

We operate in an uncertain regulatory and legal environment which may make it more difficult to defend ourselves against any claims brought against us.

   We are not currently subject to direct regulation by the Federal Communications Commission or any other governmental agency, other than regulations applicable to business in general. While there are currently few laws or regulations which specifically regulate Internet communications, laws and regulations directly applicable to online commerce or Internet communications are becoming more prevalent. There is much uncertainty regarding the marketplace impact of these laws. In addition, various jurisdictions already have enacted laws covering intellectual property, privacy, libel and taxation that could affect our business by virtue of their impact on online commerce. In the future, we may become subject to regulation by the FCC or another regulatory agency. Further, the growth of the Internet, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. If we become subject to claims that we have violated any laws, even if we successfully defend against these claims, our business could suffer. Moreover, new laws that impose restrictions on our ability to follow current business practices or increase our costs of doing business could hurt our business.

If states and countries in which we do not currently collect sales or other taxes mandate that we do so, our business could suffer.

   We collect sales or other taxes with respect to the sale of products or services in states and countries where we believe we are required to do so. We currently do not collect sales and other taxes in all states and countries in which we have offices and may be required by law to do so. One or more jurisdictions have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on our products and services, or remit payment of sales or other taxes for prior periods, could have an adverse effect on our business.

We could face liability for information disseminated through our network.

   It is possible that claims could be made against us in connection with the nature and content of the materials disseminated through our networks. Several private lawsuits are pending against other entities which seek to impose liability upon online services companies and Internet service providers as a result of the nature and content of materials disseminated over the Internet. If any of these actions succeed, we might be required to respond by investing substantial resources or discontinuing some of our product or service offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Although we carry professional liability insurance, it may not be adequate to compensate or may not cover us in the event we become liable for information carried on or disseminated through our networks. Any costs not covered by insurance incurred as a result of such liability or asserted liability could adversely affect our business.

We operate in an extremely competitive market and may not be able to compete effectively.

   Our current and prospective competitors are numerous. Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. We may not be able to compete effectively.

We depend on the skills of key personnel.

   We depend on the continued service of our key personnel. Our key personnel are critical to our success, and many of them would be difficult to replace. Many of them are not bound by employment agreements, and competitors in our industry may attempt to recruit them. We currently have agreements to retain the services of certain members of our management team. These agreements do not, however, as a practical matter, guarantee our retention of these persons. In addition, our Co-Chairmen, Mr. Fassler and Mr. Feld, are each currently active in, and serve as directors and/or executive officers of, a number of businesses other than Interliant. Although Mr. Feld spends a significant portion of his time on our business, and both Mr. Fassler and Mr. Feld are active in our management, they are not contractually committed to spend any specific amount of time at Interliant. The loss of the services of one or more of our key personnel could adversely affect our business.

We operate in an industry where it is difficult to attract and retain qualified personnel.

   We expect that we will need to hire additional personnel in all areas of our business. The competition for personnel throughout our industry is intense. At times, we have experienced difficulty in attracting qualified new personnel. If we do not succeed in attracting new, qualified personnel or retaining and motivating our current personnel, our business could suffer.

Our application hosting solutions depend on software applications we obtain from third parties.

   We obtain software products pursuant to agreements with vendors such as Lotus and Microsoft and package them as part of our application hosting solutions. The agreements are typically for terms ranging from one to three years. We also license additional technologies that we use in our business from other third parties. If these agreements were terminated or not renewed, we might have to discontinue products or services that are central to our business strategy or delay their introduction unless we could find, license and package equivalent technology. Our business strategy also depends on obtaining additional application software. We cannot be sure, however, that we will be able to obtain the new and enhanced applications we may need to keep our solutions competitive. If we cannot obtain these applications and as a result must discontinue, delay or reduce the availability of our solutions or other products and services, our business may be adversely affected. In addition, we may become subject to infringement actions based upon the technologies licensed from third parties. Any of these claims, with or without merit, could subject us to costly litigation and divert the attention of our technical and management personnel.

 Our business operations present the following additional risks.

We intend to commit substantial funds to sales and marketing initiatives. Our failure to develop brand recognition for the Interliant brand could hurt our business.

   Our sales and marketing expenses were $17.2 million and $2.6 million in the years ended December 31, 1999 and 1998, respectively, and $20.0 million for the six months ended June 30, 2000. A key component of our strategy is to significantly increase our sales and marketing activities. This will include the expansion of our sales force, development of reseller and referral partner channels and increased marketing efforts. As a result, sales and marketing expenses are likely to increase substantially in future periods. Our business could be adversely affected if the Interliant brand is not well received by our customers, our marketing efforts are not productive or we are otherwise unsuccessful in increasing our brand awareness. We are currently marketing and expect to continue to market many of our products and services under the brand names of acquired companies. In most circumstances, we intend to change the brand under which we offer these products and services to the Interliant brand. If we are unsuccessful in these efforts, we may not achieve our revenues objectives and the acquired operations could lose substantial value.

Our agreements with application software vendors are not exclusive and may not provide us with any competitive advantage.

   None of our agreements for application software and other technology are exclusive. Our competitors may also license and utilize the same technology in competition with us. We cannot be sure that the vendors of technology used in our products will continue to support this technology in its current form. Nor can we be sure that we will be able to adapt our own products to changes in this technology. In addition, we cannot be sure that potential financial or other difficulties of third party vendors will not have an adverse affect on the technologies incorporated in our products, or that, if these technologies become unavailable, we will be able to find suitable alternatives.

We depend on our network infrastructure. If we do not have continued access to a reliable network, our business will suffer.

   Our success partly depends upon the capacity, scalability, reliability and security of our network infrastructure, including the capacity leased from our telecommunications network suppliers such as UUNET Technologies. We depend on these companies to provide uninterrupted and "bug free" service. We would be adversely affected if such services were not provided. In addition, we would be adversely affected if:

  .  these companies greatly increased the prices of their services; or

  . the telecommunications capacity available to us was insufficient for our business purposes and we were unable to use alternative networks or pass along any increased costs to our customers.

Our business and expansion models assume that we will be able to scale our network infrastructure to support increasing numbers of customers and increased traffic. However, the scalability of our network is unproven.

   We must continue to develop and expand our network infrastructure to accommodate:

  .  increases in the number of users we service;

  .  increases in the amount of information our customers wish to transport;

  .  increases in the number of products and services we offer; and

  .  changing customer requirements.

   Our expansion and adaptation of our telecommunications and hosting facility infrastructure will require substantial financial, operational and management resources. If we are required to expand our network significantly and rapidly due to increased usage, additional stress will be placed upon our network hardware, traffic management systems and hosting facilities. As a result of the limited deployment of our services to date, the ability of our network to connect and manage a substantially larger number of customers at high transmission speeds while achieving expected performance is unknown.

   As our customers' bandwidth usage increases, we will need to make additional investments in our infrastructure to maintain adequate data transmission speeds, the availability of which may be limited and the cost of which may be significant. Additional network capacity may not be available from third-party suppliers as it is needed by us. As a result, our network may not be able to achieve or maintain a sufficiently high capacity of data transmission, especially if customers' usage increases. Any failure on our part to achieve or maintain high-capacity data transmission could significantly reduce consumer demand for our services and adversely affect our business.

We could experience system failures and capacity constraints, which could affect our ability to compete.

   To succeed, we must be able to operate our network infrastructure on a 24x7 basis without interruption. Our operations depend upon our ability to protect our network infrastructure, equipment and customer files against damage from:

  .  human error;

  .  natural disasters;

  .  power loss or telecommunications failures; and

  .  sabotage or other intentional acts of vandalism.

   However, even if we take precautions, the occurrence of a natural disaster or other unanticipated problems at our data centers could result in interruptions in the services we provide to our customers.

   At this time, we do not have a formal disaster recovery plan. In addition, our data centers are subject to various single points of failure. As a result, a problem with one of our routers, switches or fiber paths or with another aspect of our network could cause an interruption in the services we provide to some of our customers. We have experienced interruptions in service in the past. Any future interruptions could:

  . require us to spend substantial amounts of money replacing existing equipment or adding redundant facilities;

  .  damage our reputation for reliable service;

  . cause existing end users, resellers and referral partners to cancel their contracts;

  .  cause end users to seek damages for losses incurred; or

  . make it more difficult for us to attract new end users, resellers and referral partners.

   Any of these occurrences could adversely affect our business.

   We have entered into service level agreements with some of our customers and we anticipate that we will offer service level agreements to a larger group of customers in the future. In that case, we could incur significant liability to our customers in connection with any system downtime and those obligations may adversely affect our business.

Currency fluctuations and different standards, regulations and laws relating to our international operations may adversely affect our business.

   Approximately 20.0% of our revenue for the year ended December 31, 1999 were to customers located outside the United States, primarily in Europe, Asia and South America. For the six months ended June 30, 2000, revenues from sources outside the United States were less than 5% of total revenues due to a greater amount of ASP and professional services revenue being generated by United States sources during this period and such services not being offered during the six months ended June 30, 2000 outside the United States. Our success may depend in part on expanding our international presence. Because our sales overseas are denominated in U.S. dollars, currency fluctuations may inhibit us from marketing our services to potential foreign customers or collecting for services rendered to current foreign customers.

   In February, 2000 we entered into a shareholders agreement with @viso Limited. Pursuant to this agreement we formed a corporation, Interliant Europe, through which we launched Web hosting, application hosting and related services in continental Europe. In May 2000, Interliant Europe entered into a transaction with Cegetal Enterprises S.A., a subsidiary of Vivendi, whereby Interliant Europe purchased data center assets and intellectual property from Cegetel. We have also licensed some of our technology and intellectual property to and entered into a service agreement with Interliant Europe. In addition, in June 2000, we entered into a strategic relationship with Asia Online, Ltd., a provider of Internet business solutions in the pan-Asia-Pacific region, to jointly develop WorldHost, a component of Asia Online's Web hosting service, by providing consulting and development services, hardware, licensing and ongoing management services.

   We expect that these arrangements will significantly expand our international operations and, consequently, increase the related risks such as managing operations across disparate geographic areas and differences in privacy, censorship and liability standards and regulations.

We may be liable for defects or errors in the solutions we develop.

   Many of the solutions we develop are critical to the operations of our clients' businesses. Any defects or errors in these solutions could result in:

  .  delayed or lost client revenues;

  .  adverse customer reaction toward Interliant;

  .  negative publicity;

  .  additional expenditures to correct the problem; and

  .  claims against us.

   Claims against us may not be adequately covered by insurance, may result in significant losses and, even if defended successfully, may raise our insurance costs.

 Risks related to the notes, our common stock and the securities markets

The recent substantial increase in our indebtedness due to our sale of the notes may have important consequences to you.

   As a result of our recent sales of convertible notes to the initial purchasers in February 2000 and to Microsoft Corporation in March 2000, we incurred approximately $164.8 million in aggregate principal amount of additional indebtedness, increasing our ratio of debt to equity, expressed as a percentage, from approximately 2.7% at December 31, 1999 to approximately 116.7% as of June 30, 2000. Our other indebtedness is principally comprised of notes payable. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

  .  make it more difficult for us to make payments on the notes;

  .  impair our ability to obtain additional financing in the future;

  . reduce funds available to us for other purposes, including working capital, capital expenditures, strategic acquisitions, research and development, and other general corporate purposes;

  . restrict our ability to introduce new products or exploit business opportunities;

  . increase our vulnerability to economic downturns and competitive pressures in the industry in which we operate;

  .  limit our ability to dispose of assets; and

  .  place us at a competitive disadvantage.

If we cannot obtain a significant amount of cash to service our indebtedness, we may not be able to pay our debt and other obligations.

   Our ability to make payments on our indebtedness and to fund planned capital expansion and development and operating costs will depend on our ability to generate cash in the future through sales of our services. Our cash flow generated during the year ended December 31, 1999 and the six months ended June 30, 2000, would have been insufficient to pay the amount of interest payable on the notes, and we cannot assure you that we will be able to pay interest and other amounts due on the notes as and when they become due and payable. We cannot assure you that our available liquidity will be sufficient to service our indebtedness or to fund our other cash needs. We may need to refinance all or a portion of our indebtedness on or before maturity, but we may not be able to do so on commercially reasonable terms, or at all. Without sufficient funds to service our indebtedness we would have serious liquidity constraints and would need to seek additional financing from other sources, but we may not be able to do so on commercially reasonable terms, or at all.

   In addition, if we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes or our other obligations, we would be in default under the terms thereof, which would permit the holders of the notes to accelerate the maturity of the notes and could also cause defaults under future indebtedness we may incur. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results.

You may encounter volatility in the market price of our common stock.

   The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price could be subject to wide fluctuations in response to factors such as the following:

  .  actual or anticipated variations in quarterly results of operations;

  .  the addition or loss of customers, vendors or strategic partners;

  .  our ability to hire and retain key personnel and other employees;

  . announcements of technological innovations, new products or services by us or our competitors;

  . changes in financial estimates or recommendations by securities analysts;

  .  conditions or trends in the Internet and online commerce industries;

  . changes in the market valuations of other Internet or online service companies; and

  . our announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

   In addition, the stock market in general and the Nasdaq National Market and the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. The trading prices of the stocks of many technology companies are at or near historical highs and reflect price-earnings ratios and revenue multiples that are substantially above historical levels. These trading prices and price earnings ratios may not be sustained. Consequently, you may not be able to sell our common stock, the notes or the common stock into which they are convertible at a price that is attractive to you.

Holders of senior indebtedness will be paid before holders of the notes are paid.

   The notes are subordinated to our existing and future senior indebtedness and are structurally subordinated to all liabilities, including trade payables, of our subsidiaries and us. As of June 30, 2000, the notes were junior to $16.9 million of outstanding senior indebtedness and effectively junior to $13.5 million of trade payables and other liabilities of our subsidiaries. If we become bankrupt, liquidate or dissolve, our assets would be available to pay obligations on the notes only after our senior indebtedness has been paid. We cannot assure you that there will be sufficient assets to pay amounts due on the notes.

   If we fail to pay any of our designated senior indebtedness, we may make payments on the notes only if we cure the default or the holders of the senior indebtedness waive the default. Moreover, if any non-payment default exists under our designated senior indebtedness and the holders of the designated senior indebtedness elect to exercise their rights, we may not make any cash payments on the notes for a period of up to 179 days in any 365 day period, unless we cure the default, the holders of the senior indebtedness waive the default or rescind acceleration of the indebtedness, or we repay the indebtedness in full.

We may not be able to repurchase notes upon a change of control which would be an event of default under the indenture.

   Upon the occurrence of specified change of control events, we could be required to repurchase all outstanding notes at a price equal to 100% of their principal amount, plus accrued interest to the repurchase date. We cannot assure you that we will have sufficient funds available to repurchase the notes upon a change of control. Our failure to repurchase the notes would constitute an event of default under the indenture.

You may be unable to sell your notes if a trading market for the notes does not develop.

   The liquidity of any market for the notes will depend on the number of holders of the notes, the interest of securities dealers in making a market in the notes and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from your original purchase price depending upon prevailing interest rates, the market for similar securities, our performance and certain other factors.

Our existing principal stockholders, executive officers and directors control Interliant and could delay or prevent a change in corporate control that stockholders may believe will improve management and could depress our stock price because purchasers cannot acquire a controlling interest.

   As of June 30, 2000, our directors, executive officers and their affiliates beneficially owned, in the aggregate, shares representing approximately 61.0% of our common stock. As a result, these persons, acting together, will be able to control all matters submitted to our stockholders for approval and to control our management and affairs. This control could have the effect of delaying or preventing a change of control that stockholders may believe would be beneficial to their interests. In addition, this control could depress our stock price because purchasers will not be able to acquire a controlling interest in Interliant.

Our stock price may be affected by the availability of shares for sale. The future sale of large amounts of our stock, or the perception that such sales could occur, could negatively affect our stock price.

   The market price of our common stock could drop as a result of a large number of shares of our common stock in the market. As of June 30, 2000 there were approximately 47.8 million shares of common stock outstanding, substantially all of which are eligible for sale in the public market. In addition, holders of approximately 30.0 million restricted shares of common stock have registration rights with respect to such shares, which if exercised would permit the holders to sell their shares freely in the public market. Also, in connection with a registration statement we filed recently in connection with our sale of convertible notes in February 2000, approximately
2.9 million shares of our common stock will be issuable upon conversion of those notes, which represents approximately 6.1% of our common stock currently outstanding. In addition, shares issuable upon exercise of our outstanding options may be sold freely under our registration statements on Form S-8.

                                USE OF PROCEEDS

   The selling securityholders will receive all of the proceeds from the sale of the securities sold pursuant to this prospectus. We will not receive any of the proceeds from the sale of the common stock, the notes or the common stock into which the notes are convertible by the selling securityholders. See "Selling Securityholders."

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table shows the deficiency of earnings to cover fixed charges of Interliant for the last three years and the six month periods ended June 30, 1999 and 2000.

                         Period from
                         December 8,
                             1997                                Six Months Ended
                        (Inception) to Year Ended December 31,       June 30,
                         December 31,  ------------------------  ------------------
                             1997         1998         1999        1999      2000
                        -------------- -----------  -----------  --------  --------
                                              (in thousands)
Deficiency of earnings
 to cover fixed
 charges(*)............     $(160)     $   (10,865) $   (55,532) $(22,703) $(73,367)

--------
(*) Earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs and the portion of rent expense considered to be interest (one-third).

                            SELLING SECURITYHOLDERS

Common Stock

   The common stock was originally issued by us to the selling stockholders in transactions exempt from the registration requirements of the Securities Act. The selling stockholders may from time to time offer and sell the shares of common stock that they hold that are covered in this prospectus.

   The following table sets forth information with respect to the selling stockholders and the number of shares beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the shares of common stock listed below. Because the selling stockholders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling stockholders upon termination of any sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of stock since the date on which they provided information to us regarding their holdings.

                                                                  Shares
                              Shares Beneficially              Beneficially
                              Owned Prior to This              Owned After This
                                  Offering(1)       Shares      Offering(1)(2)
                              --------------------   Being   -----------------
                               Number   Percent(3)   Sold    Number Percent(3)
                              --------- ---------- --------- ------ ----------
Michael August..............     21,908     *         21,908  --         *
Peter Hawtrey(4)............      8,776     *          8,776  --         *
Barry H. Jacobson(5)........     46,618     *         46,618  --         *
Patricia K. Jacobson(5).....     46,618     *         46,618  --         *
Michael S. Kirschenbaum(5)..     15,983     *         15,983  --         *
Elizabeth W. Reiland........      3,995     *          3,995  --         *
Brad D. Munroe(4)...........     75,933     *         75,933  --         *
Robert F. Munroe............    161,987     *        161,987  --         *
Steven R. Munroe(4).........    404,298     *        404,298  --         *
Russell Reynolds Associates,
 Inc. ......................     30,000     *         30,000  --         *
Mathew Wolf.................  2,440,375    5.1     2,440,375  --         *
Richard W. Weissberg(5).....     46,618     *         46,618  --         *
Ann Weltchek Wolf 1995
 Marital Trust..............    357,595     *        357,595  --         *
Mathew D. Wolf Children's
 Trust......................    797,690    1.7       797,690  --         *

--------
 * Less than one percent.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Shares subject to options currently exercisable within 60 days of June 30, 2000 are deemed outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.
(2) Assumes offer and sale of all shares, although selling stockholders are not obligated to sell any shares of common stock.
(3) Based on 47,803,914 shares of our common stock outstanding at June 30, 2000.
(4) Each of Mr. Hawtrey, Brad Munroe and Steven Munroe are employees of Triumph Technologies, Inc. and Triumph Development, Inc., which are wholly-owned subsidiaries of Interliant.
(5) Each of Messrs. Jacobson, Kirschenbaum and Weissberg and Ms. Jacobson are employees of The Jacobson Group, Inc., a wholly-owned subsidiary of Interliant.

   Except as set forth in the footnotes to the above table, none of the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any position or has had any material relationship with us within the past three years. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

The Notes

   The notes offered in this prospectus were originally issued by us to Microsoft Corporation in a transaction exempt from the registration requirements of the Securities Act. Microsoft Corporation, including its transferees, pledgees or donees or successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

   The following table sets forth information with respect to Microsoft Corporation and the principal amount of notes beneficially owned by Microsoft Corporation that may be offered under this prospectus. The information is based on information provided by or on behalf of Microsoft Corporation. Microsoft Corporation may offer all, some or none of the notes or common stock into which the notes are convertible. Because Microsoft Corporation may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by Microsoft Corporation upon termination of any sales. In addition, Microsoft Corporation may have sold, transferred or otherwise disposed of all or a portion of its notes since the date on which it provided the information regarding its notes in transactions exempt from the registration requirements of the Securities Act.

                             Principal Amount                Common
                                 of Notes      Percent of     Stock     Common
                            Beneficially Owned    Total    Owned Prior  Stock
                                and Offered    Outstanding to the Note  Offered
                                 Hereby(1)       Notes(2)  Offering(3) Hereby(1)
           NAME             ------------------ ----------- ----------- --------
Microsoft Corporation......    $10,000,000        100%       188,324   188,324

--------
(1) Assumes offer and sale of all notes and shares, although Microsoft Corporation is not obligated to sell any notes or shares of common stock.
(2) Based upon an aggregate amount of $10.0 million notes outstanding as of June 30, 2000. This aggregate amount does not include the $154,825,000 million in aggregate principal amount of convertible notes that were sold by us to initial purchasers in February 2000 which have substantially the same terms as the notes offered herein and for which a separate registration statement has been filed.
(3) Share amounts assume conversion of the notes, at an assumed conversion rate of 18.8324 shares per $1,000 principal amount of notes.

   Neither Microsoft Corporation nor any of its affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years except that we and Microsoft Corporation have entered into various commercial and other agreements with each other. Descriptions of these agreements can be found in "Business-- Strategic Relations" in our Form 10-K for the year ended December 31, 1999 which is incorporated by reference in this prospectus. Microsoft Corporation purchased all of the notes in a private transaction on March 10, 2000. All of the notes were "restricted securities" under the Securities Act prior to this registration.

   Information concerning Microsoft Corporation may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              DESCRIPTION OF NOTES

   The notes were issued under the indenture (the "Indenture") between us and The Chase Manhattan Bank, as trustee (the "Trustee").

   We have summarized portions of the Indenture below. This summary is not complete. We urge you to read the Indenture because it defines your rights as a holder of the notes. Terms not defined in this description have the meanings given them in the Indenture. In this section, "Interliant," "we," "our," and "us" each refers only to Interliant, Inc. and not to any of its subsidiaries.

General

   The notes are unsecured, subordinated obligations of Interliant in an aggregate principal amount of $10,000,000, and will mature on February 16, 2005. The principal amount of each note is $1,000 and is payable at the office of the Paying Agent, which currently is the Trustee, but may in the future be an office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York.

   The notes bear interest at the rate of 7% per annum on the principal amount from the date of issuance of the notes, or from the most recent date to which interest has been paid or provided for until the notes are paid in full, converted or funds are made available for payment in full of the notes in accordance with the Indenture. Interest is payable at the date of maturity (or earlier purchase, redemption or, in some circumstances, conversion) and semiannually on February 16 and August 16 of each year (each an "Interest Payment Date"), commencing on August 16, 2000, to holders of record at the close of business on the February 1 and August 1 (whether or not a business day) immediately preceding each Interest Payment Date (each a "Regular Record Date"). Each payment of interest on the notes will include interest accrued through the day before the applicable Interest Payment Date or the date of maturity (or earlier purchase, redemption or, in some circumstances, conversion), as the case may be. Any payment of principal and cash interest required to be made on any day that is not a business day will be made on the next succeeding business day. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

   In the event of the maturity, conversion, purchase by us at the option of a holder or redemption of a note, interest will cease to accrue on that note under the terms and subject to the conditions of the Indenture. We may not reissue a note that has matured or has been converted, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of that note.

   A holder of the notes may present the notes for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar. Each of these agents are currently the Trustee.

   The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness (defined below) or the issuance or repurchase of securities by us. The Indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control, except to the extent described below under "--Change in Control Permits Purchase of Notes at the Option of the Holder."

Subordination

   The notes are unsecured obligations and are subordinated in right of payment, as provided in the Indenture, to the prior payment in full in cash or other payment satisfactory to holders of Senior Indebtedness of all our existing and future Senior Indebtedness.

   At June 30, 2000, we had $16.9 million of Senior Indebtedness outstanding. The Indenture does not restrict the incurrence by us or our subsidiaries of indebtedness or other obligations.

   The term "Senior Indebtedness" means that the principal, premium, if any, interest (including all interest accrued subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and all other amounts owed in respect of all our Indebtedness (defined below), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions, refinancings, replacements, restatements or refundings of, or amendments, modifications or supplements to, the foregoing, except for:

  . any such Indebtedness that is by its terms subordinated to or ranking equal with the notes; and

  . any Indebtedness between or among us and any of our subsidiaries, a majority of the voting stock of which we directly or indirectly own, or any of our affiliates, including all other debt securities and guarantees in respect of those debt securities issued to any trust, or trustees of any trust, partnership or other entity affiliated with us that is, directly or indirectly, a financing vehicle used by us in connection with the issuance by that financing vehicle of preferred securities or other securities that rank equal with, or junior to, the notes.

   The term "Indebtedness" means, with respect to any person:

  . all indebtedness, obligations and other liabilities, contingent or otherwise, of that person for borrowed money (including obligations of that person in respect of overdrafts, foreign exchange contracts, currency exchange or similar agreements, interest rate protection, hedging or similar agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the holder is to the whole of the assets of that person or only to a portion thereof), other than any account payable or other accrued current liability or current obligation, in each case not constituting indebtedness, obligations or other liabilities for borrowed money and incurred in the ordinary course of business in connection with the obtaining of materials or services;

  . all reimbursement obligations and other liabilities, contingent or otherwise, of that person with respect to letters of credit, bank guarantees, bankers' acceptances, security purchase facilities or similar credit transactions;

  . all obligations and liabilities, contingent or otherwise, in respect of deferred and unpaid balances on any purchase price of any property;

  . all obligations and liabilities, contingent or otherwise, in respect of leases of that person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of that person and all obligations and other liabilities, contingent or otherwise, under any lease or related document, including, without limitation, the balance deferred and unpaid on any purchase price of any property and a purchase agreement, in connection with the lease of real property that provides that the person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of that person under that lease or related document to purchase or to cause a third party to purchase that leased property;

  . all obligations of that person, contingent or otherwise, with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

  . all direct or indirect guarantees or similar agreements by that person in respect of, and obligations or liabilities, contingent or otherwise, of that person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another person of the kind described in the above clauses;

  . recourse or repurchase obligations arising in connection with sales of assets in transactions that are in the nature of asset-based financings, whether or not such transactions are treated as sales under generally accepted accounting principles or bankruptcy, tax or other applicable laws, where such recourse or repurchase obligations arise out of the failure of such assets to provide the economic benefit to which the purchaser is entitled under the agreements relating to such transactions;

  . any indebtedness, or other obligations described in the above clauses secured by any mortgage, pledge, lien or other encumbrance existing on property that is owned or held by that person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by that person; and

  . any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, or amendments, modifications or supplements to, or any indebtedness or obligation issued in exchange for, any indebtedness, obligation or liability of the kind described in the above clauses.

   Any Senior Indebtedness will continue to be Senior Indebtedness and will be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any of its terms.

   By reason of the application of the subordination provisions, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of our assets:

  . the holders of the notes are required to pay over their share of that distribution to the trustee in bankruptcy, receiver or other person distributing our assets for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all holders of Senior Indebtedness in full, in cash or other payment satisfactory to the holders of Senior Indebtedness; and

  . our unsecured creditors may recover less, ratably, than holders of our Senior Indebtedness, and may recover more, ratably, than the holders of notes.

   In addition, we may not pay the principal amount, the Change in Control Purchase Price (defined below), any redemption amounts or interest with respect to any notes, and we may not acquire any notes for cash or property, except as provided in the Indenture, if:

  . any payment default on any Senior Indebtedness has occurred and is continuing beyond any applicable grace period (including any payment default arising from acceleration of any Senior Indebtedness); or

  . any default, other than a payment default, with respect to Senior Indebtedness occurs and is continuing that permits the acceleration of the maturity of that Senior Indebtedness and that default is either the subject of judicial proceedings or we receive a written notice of that default (a "Senior Indebtedness Default Notice").

   Notwithstanding the foregoing, payments with respect to the notes may resume and we may acquire notes for cash when:

  . the default with respect to the Senior Indebtedness is cured or waived or ceases to exist; or

  . in the case of a Senior Indebtedness Default Notice, 179 or more days pass after notice of the default is received by us, provided that the terms of the Indenture otherwise permit the payment or acquisition of the notes at that time.

   If we receive a Senior Indebtedness Default Notice, then a similar notice received within nine months after receiving that Senior Indebtedness Default Notice relating to the same default on the same issue of Senior Indebtedness will not be effective to prevent the payment or acquisition of the notes as provided above. In addition, no payment may be made on the notes if any notes are declared due and payable prior to their Stated Maturity by reason of the occurrence of an Event of Default until the earlier of:

  .  120 days after the date of acceleration of the notes; or

  .  the payment in full of all Senior Indebtedness;

but only if payment on the notes is then otherwise permitted under the terms of the Indenture.

   Upon any payment or distribution of our assets to creditors upon any of our dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of Senior Indebtedness will first be entitled to receive payment in full, in cash or other payment satisfactory to the holders of Senior Indebtedness, of all amounts due or to become due on the Senior Indebtedness, or payment of those amounts must have been provided for, before the holders of the notes will be entitled to receive any payment or distribution with respect to any notes.

   The notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Any rights of ours to receive assets of any subsidiary upon its liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we ourselves are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. As of June 30, 2000, our subsidiaries had approximately $2.4 million of liabilities to which the notes would be effectively subordinated.

Conversion Rights

   A holder of a note is entitled to convert it into shares of common stock at any time on or prior to maturity, provided, that if a note is called for redemption, the holder is entitled to convert it at any time before the close of business on the last business day prior to the redemption date. A note in respect of which a holder has delivered a Change in Control Purchase Notice (as defined below) exercising that holder's option to require us to purchase that holder's note, may be converted only if the Change in Control Purchase Notice is withdrawn by a written notice of withdrawal delivered by the holder to the Paying Agent prior to the close of business on the Change in Control Purchase Date, in accordance with the terms of the Indenture.

   The initial conversion price for the notes is $53.10 per share of common stock, which is equal to a Conversion Rate of approximately 18.8324 shares per $1,000 principal amount of notes. The Conversion Rate is subject to adjustment upon the occurrence of some events described below. A holder otherwise entitled to a fractional share of common stock will receive cash in an amount equal to the market value of that fractional share based on the closing sale price on the trading day immediately preceding the Conversion Date. A holder may convert a portion of that holder's notes so long as that portion is $1,000 principal amount or an integral multiple of $1,000.

   To convert a note, a holder must:

  . complete and manually sign the conversion notice on the back of the note, or complete and manually sign a facsimile of the note, and deliver the conversion notice to the Conversion Agent, initially the Trustee, at the office maintained by the Conversion Agent for that purpose;

  .  surrender the note to the Conversion Agent;

  .  if required, furnish appropriate endorsements and transfer documents;
     and

  .  if required, pay all transfer or similar taxes.

   Under the Indenture, the date on which all of these requirements have been satisfied is the Conversion Date.

   Upon conversion of a note, except as provided below, a holder will not receive any cash payment representing accrued interest on the note. Our delivery to the holder of the fixed number of shares of common stock into which the note is convertible, together with any cash payment to be made instead of any fractional shares, will satisfy our obligation to pay the principal amount of the note, and the accrued and unpaid interest to the Conversion Date. Thus, the accrued but unpaid interest to the Conversion Date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued but unpaid cash interest will be payable upon any conversion of notes at the option of the holder made concurrently with or after acceleration of the notes following an Event of Default described under "-- Events of Default" below. Notes surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on that Interest Payment Date, except notes to be redeemed on a date within that period, must be accompanied by payment of an amount equal to the interest on the surrendered notes that the registered holder is to receive. Except where notes surrendered for conversion must be accompanied by payment as described above, no interest on converted notes will be payable by us on any Interest Payment Date subsequent to the date of conversion. The Conversion Rate will not be adjusted at any time during the term of the notes for accrued interest.

   A certificate for the number of full shares of common stock into which any note is converted, and any cash payment to be made instead of any fractional shares, will be delivered as soon as practicable, but in any event no later than the seventh business day following the Conversion Date. For a summary of the U.S. federal income tax treatment of a holder receiving common stock upon conversion, see "Certain United States Federal Income Tax Considerations-- Conversion of Notes."

   The Conversion Rate is subject to adjustment in some events, including:

  . the issuance of shares of our common stock as a dividend or a distribution with respect to common stock;

  .  some subdivisions and combinations of our common stock;

  . the issuance to all holders of common stock of rights or warrants entitling them, for a period not exceeding 45 days, to subscribe for shares of our common stock at less than the current market price as defined in the Indenture;

  . the distribution to holders of common stock of evidences of our indebtedness, securities or capital stock, cash or assets, including securities, but excluding common stock distributions covered above, those rights, warrants, dividends and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations resulting in a reclassification, conversion, exchange or cancellation of common stock covered in a Transaction adjustment described below;

  . the payment of dividends and other distributions on common stock paid exclusively in cash, if the aggregate amount of these dividends and other distributions, when taken together with:

    -- other all-cash distributions made within the preceding 12 months not triggering a Conversion Rate adjustment, and

    -- any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for the common stock concluded within the preceding 12 months not triggering a Conversion Rate adjustment, exceeds 10% of our aggregate market capitalization on the date of the payment of those dividends and other distributions. The aggregate market capitalization is the product of the current market price of our common stock as of the trading day immediately preceding the date of declaration of the applicable dividend multiplied by the number of shares of common stock then outstanding; and

  . payment to holders of common stock in respect of a tender or exchange offer, other than an odd-lot offer, by us or one of our subsidiaries for common stock as of the trading day next succeeding the last date tenders or exchanges may be made pursuant to a tender or exchange offer by us or one of our subsidiaries, which involves an aggregate consideration that, together with:

    -- any cash and the fair market value of other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for the common stock concluded within the preceding 12 months not triggering a Conversion Rate adjustment, and

    -- the aggregate amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months not triggering a Conversion Rate adjustment,

   exceeds 10% of our aggregate market capitalization.

   However, adjustment is not necessary if holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our Board of Directors determines to be fair and appropriate, or in some other cases specified in the Indenture. In cases where the fair market value of the portion of assets, debt securities or rights, warrants or options to purchase our securities applicable to one share of common stock distributed to stockholders exceeds the Average Sale Price (as defined in the Indenture) per share of common stock, or the Average Sale Price per share of common stock exceeds the fair market value of that portion of assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the Conversion Rate, the holder of a note upon conversion of the note will be entitled to receive, in addition to the shares of common stock into which that note is convertible, the kind and amounts of assets, debt securities or rights, options or warrants comprising the distribution that the holder of that note would have received if that holder had converted that note immediately prior to the record date for determining the stockholders entitled to receive the distribution. The Indenture permits us to increase the Conversion Rate from time to time.

   In the event that we become a party to any transaction, including, and with some exceptions:

  .  any recapitalization or reclassification of the common stock;

  . any consolidation of us with, or merger of us into, any other Person, or any merger of another Person into us;

  .  any sale, transfer or lease of all or substantially all of our assets;
     or

  .  any compulsory share exchange,

pursuant to which the common stock is converted into the right to receive other securities, cash or other property (each of the above being referred to as a "Transaction"), then the holders of notes then outstanding will have the right to convert the notes only into the kind and amount of securities, cash or other property receivable upon the consummation of that Transaction by a holder of the number of shares of common stock issuable upon conversion of those notes immediately prior to that Transaction.

   In the case of a Transaction, each note will become convertible into the securities, cash or property receivable by a holder of the number of shares of the common stock into which the note was convertible immediately prior to that Transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if we were acquired in a cash merger each note would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

   In the event of a taxable distribution to holders of common stock that results in an adjustment of the Conversion Rate, or in which holders otherwise participate, or in the event the Conversion Rate is increased at our discretion, the holders of the notes may, in some circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. Moreover, in some other circumstances, the absence of an adjustment to the Conversion Rate may result in a taxable dividend to holders of common stock. See "United States Federal Income Tax Considerations--Adjustments to Conversion Price."

Provisional Redemption

   We may redeem the notes, in whole or in part, at any time on or prior to February 18, 2003, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed plus accrued and unpaid interest, if any, to the provisional redemption date if (i) the closing price of our common stock has exceeded 150% of the conversion price then in effect (as determined based on the then effective Conversion Rate) for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the provisional redemption notice (which date shall be not less than 10 nor more than 20 trading days prior to the provisional redemption date) and (ii) the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective for the 30 days following the provisional redemption date.

   Upon any provisional redemption, we will make an additional payment in cash with respect to the notes called for redemption to holders on the notice date in an amount equal to 152.54 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes prior to the notice date. WE WILL BE OBLIGATED TO MAKE THIS ADDITIONAL PAYMENT ON ALL NOTES CALLED FOR PROVISIONAL REDEMPTION, INCLUDING ANY NOTES CONVERTED AFTER THE NOTICE DATE AND BEFORE THE PROVISIONAL REDEMPTION DATE.

Redemption of Notes At Our Option

   There is no sinking fund for the notes. At any time after February 18, 2003, we will be entitled to redeem the notes for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60-days' notice of redemption given by mail to holders of notes, unless a shorter notice is satisfactory to the Trustee, at the redemption prices set out below plus accrued cash interest to the redemption date. Any redemption of the notes must be in integral multiples of $1,000 principal amount.

   The table below shows redemption prices of a note per $1,000 principal amount if redeemed during the periods described below.

                                                                      Redemption
       Period                                                           Price
       ------                                                         ----------
       February 19, 2003 through February 15, 2004...................   102.8%
       Thereafter....................................................   101.4%

   If fewer than all of the notes are to be redeemed, the Trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method that complies with the requirements of any exchange on which the notes are listed or quoted and that the Trustee shall deem fair and appropriate. If a portion of a holder's notes is selected for partial redemption and that holder converts a portion of those notes prior to the redemption, the converted portion will be deemed, solely for purposes of determining the aggregate principal amount of the notes to be redeemed by us, to be of the portion selected for redemption.

Change In Control Permits Purchase of Notes at the Option of the Holder

   In the event of any Change in Control (as defined below) of Interliant, each holder of notes will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require us to purchase all or any part of the holder's notes, provided that the principal amount must be $1,000 or an integral multiple of $1,000. Each holder of notes will have the right to require us to make that purchase on the date that is 45 business days after the occurrence of the Change in Control (the "Change in Control Purchase Date") at a price equal to 100% of the principal amount of that holder's notes plus accrued interest to the Change in Control Purchase Date (the "Change in Control Purchase Price").

   We may, at our option, instead of paying the Change in Control Purchase Price in cash, pay the Change in Control Purchase Price in our common stock valued at 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third day prior to the Change in Control Date. We cannot pay the Change in Control Purchase Price in common stock unless we satisfy the conditions described in the Indenture.

   Within 30 business days after the Change in Control, we will mail to the Trustee, each holder, and beneficial owners as required by applicable law, a notice regarding the Change in Control, which will state, among other things:

  . the date of the Change in Control and, briefly, the events causing the Change in Control;

  . the date by which the Change in Control Purchase Notice (as defined below) must be given;

  .  the Change in Control Purchase Date;

  .  the Change in Control Purchase Price;

  .  the name and address of the Paying Agent and the Conversion Agent;

  .  the Conversion Rate and any adjustments to the Conversion Rate;

  .  the procedures that holders must follow to exercise these rights;

  .  the procedures for withdrawing a Change in Control Purchase Notice;

  . that holders who want to convert notes must satisfy the requirements provided in the notes; and

  .  briefly, the conversion rights of holders of notes.

   If we do not mail the notice within 30 business days after the Change in Control, an Event of Default will occur under the Indenture without the lapse of additional time.

   We will cause a copy of the notice regarding the Change in Control to be published in The Wall Street Journal or another daily newspaper of national circulation.

   To exercise the purchase right, the holder must deliver written notice of the exercise of the purchase right (a "Change in Control Purchase Notice") to the Paying Agent or an office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York, prior to the close of business, on the Change in Control Purchase Date. Any Change in Control Purchase Notice must state:

  .  the name of the holder;

  . the certificate numbers of the notes to be delivered by the holder of those notes for purchase by us;

  . the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

  . that the notes are to be purchased by us pursuant to the applicable provisions of the notes.

   A holder may withdraw any Change in Control Purchase Notice by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal must state the principal amount and the certificate numbers of the notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change in Control Purchase Notice.

   Payment of the Change in Control Purchase Price for a note for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the Paying Agent or an office or agency maintained by us for that purpose in the Borough of

Manhattan, The City of New York, at any time, whether prior to, on or after the Change in Control Purchase Date, after the delivery of the Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for the note will be made promptly following the later of the business day following the Change in Control Purchase Date and the time of delivery of the note. If (i) we elect to pay the Repurchase Price by delivery of shares of our common stock and satisfy the conditions to this election set forth in the Indenture or (ii) the Paying Agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change in Control Purchase Price of that note on the business day following the Change in Control Purchase Date, then, immediately after the Change in Control Purchase Date, that note will cease to be outstanding and interest on that note will cease to accrue and will be deemed paid, whether or not that note is delivered to the Paying Agent, and all other rights of the holder will terminate, other than the right to receive the Change in Control Purchase Price upon delivery of that note.

   If any Senior Indebtedness is outstanding at the time of the occurrence of a Change in Control, and such Senior Indebtedness prohibits our purchase of the notes upon the occurrence of a Change in Control, we must, before mailing the notice regarding the Change in Control, either repay in full all obligations and terminate all commitments under or in respect of all such Senior Indebtedness or offer to repay in full all obligations and terminate all commitments under or in respect of all such Senior Indebtedness and repay such Senior Indebtedness owed to each holder who has accepted such offer or obtain the requisite consents under all such Senior Indebtedness to permit the repurchase of the notes as described above. We must first comply with this covenant before we will be required to purchase notes in the event of a Change in Control. However, our failure to comply with this covenant within 30 business days after the occurrence of a Change in Control would constitute an Event of Default. As a result of the foregoing, a holder of the notes may not be able to compel us to purchase the notes unless we are able at the time to refinance all of the obligations under or in respect of all Senior Indebtedness or obtain requisite consents under all Senior Indebtedness.

   Under the Indenture, "Change in Control" of Interliant is deemed to have occurred upon the occurrence of any of the following events:

  . any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), acquires the beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, through a purchase, merger or other acquisition transaction, of more than 50% of the total voting power of our total outstanding voting stock other than an acquisition by us, any of our subsidiaries, any of our employee benefit plans or one or more Permitted Holders;

  . we consolidate with, or merge with or into, another Person or convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any Person, or any Person consolidates with or merges with or into us, in any such event pursuant to a transaction in which our outstanding voting stock is converted into or exchanged for cash, securities or other property, other than where:

    . our voting stock is not converted or exchanged at all, except to the extent necessary to reflect a change in our jurisdiction of incorporation, or is converted into or exchanged for voting stock, other than Redeemable Capital Stock, of the surviving or transferee corporation; and

    . immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders or one or more Persons who were the "beneficial owner" (as described below), directly or indirectly, of more than 50% of the total voting power of all of our voting stock immediately before such transaction, is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person will be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding voting stock of the surviving or transferee corporation;

  . during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our Board of Directors (together with (i) any new directors whose election to such Board of Directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved and (ii) any representatives of a Permitted Holder) cease for any reason to constitute a majority of our Board of Directors then in office; or

  . our stockholders pass a special resolution approving a plan of liquidation or dissolution and no additional approvals of our stockholders are required under applicable law to cause a liquidation or dissolution.

   "Permitted Holders" means Web Hosting Organization LLC, Charterhouse Group International, Inc., WHO Management LLC, and their respective controlled Affiliates (other than their other portfolio companies), including any Person (other than their other portfolio companies) in which any of the foregoing, individually or collectively, owns beneficially more than 50% of the total voting power of the shares, interests, participations or other equivalents of corporate stock, partnership or limited liability company interests or any other participation, right or other interest in the nature of an equity interest of such Person.

   "Redeemable Capital Stock" means any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final stated maturity of the notes or is redeemable at the option of the holder of the notes at any time prior to such final stated maturity, or is convertible into or exchangeable for debt securities at any time prior to such final stated maturity. Redeemable Capital Stock will not include any common stock the holder of which has a right to put to us upon some terminations of employment.

   The definition of Change in Control includes a phrase relating to the lease, transfer, conveyance or other disposition of "all or substantially all" of our assets. There is no precise established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a lease, transfer, conveyance or other disposition of less than all of our assets may be uncertain.

   The Indenture does not permit our Board of Directors to waive our obligation to purchase notes at the option of the holder in the event of a Change in Control of Interliant.

   We will not be required to make an offer to purchase the notes upon a Change in Control if a third party makes an offer to purchase the notes in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture for the offer to purchase we would otherwise be required to make and that third party purchases all notes validly tendered to it and not withdrawn.

   We will comply with the provisions of any tender offer rules under the Exchange Act which may then be applicable, and will file any schedule required under the Exchange Act in connection with any offer by us to purchase notes at the option of the holders of notes upon a Change in Control. In some circumstances, the Change in Control purchase feature of the notes may make more difficult or discourage a takeover of us and thus the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is the result of negotiations between us and the initial purchasers of the notes.

   If a Change in Control were to occur, we cannot assure holders of the notes that we would have funds sufficient to pay the Change in Control Purchase Price for all of the notes that might be delivered by holders seeking to exercise the purchase right, because we or our subsidiaries might also be required to prepay some indebtedness or obligations having financial covenants with change of control provisions in favor of the holders of that indebtedness or those obligations. In addition, our other indebtedness or obligations may have cross-default provisions that could be triggered by a default under the Change in Control provisions thereby possibly resulting in acceleration of the maturity of that other indebtedness or those obligations. In any of these circumstances, the holders of the notes would be subordinated to the prior claims of the holders of other indebtedness or obligations. In addition, our ability to purchase the notes with cash may be limited by the terms of our then-existing borrowing agreements. No notes may be purchased pursuant to the provisions described above if there has occurred and is continuing an Event of Default described under "--Events of Default" below (other than a default in the payment of the Change in Control Purchase Price with respect to those notes).

Consolidation, Merger And Sale Of Assets

   We, without the consent of any holders of outstanding notes, are entitled to consolidate with or merge into, or transfer or lease our assets substantially as an entirety to, any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof (each a "Person"), and any Person is entitled to consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, us, provided that:

  . the Person, if other than us, formed by a consolidation or into which we are merged, or the Person, if other than one of our subsidiaries, which receives the transfer of our assets substantially as an entirety, is a corporation, partnership, limited liability company or trust organized and existing under the laws of any United States jurisdiction and expressly assumes our obligations on the notes and under the Indenture;

  . immediately after giving effect to the consolidation, merger, transfer or lease, no Event of Default (as defined above), and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing; and

  . an officer's certificate and an opinion of counsel, each stating that the consolidation, merger, transfer or lease complies with the provisions of the Indenture, have been delivered by us to the Trustee.

Events Of Default

   The Indenture provides that, if an Event of Default specified in the Indenture occurs and is continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of, and accrued interest to the date of that declaration, on all the notes to be immediately due and payable. In the case of some events of bankruptcy or insolvency, the principal of, and accrued interest on, all the notes to the date of the occurrence of that event, will automatically become and be immediately due and payable. Upon any acceleration of the payment of principal and accrued interest with respect to the notes, the subordination provisions of the Indenture will preclude any payment being made to holders of notes until the earlier of:

  .  120 days or more after the date of that acceleration; and

  .  the payment in full of all Senior Indebtedness.

but only if such payment is then otherwise permitted under the terms of the Indenture. See "--Subordination."

   Under some circumstances, the holders of a majority in aggregate principal amount of the notes may rescind any acceleration with respect to the notes and its consequences.

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

   Interest will continue to accrue and be payable on demand upon a default in:

  .  the payment of:

    -- principal and interest when due,

    -- redemption amounts, or

    -- Change in Control Purchase Price;

  . the delivery of shares of common stock to be delivered on conversion of notes; or

  . the payment of cash in lieu of fractional shares to be paid on conversion of notes,

in each case to the extent that the payment of interest that is due is legally enforceable.

   Under the Indenture, Events of Default include:

  . default in payment of the principal amount, interest when due (if that default in payment of interest continues for 30 days), any redemption amounts or the Change in Control Purchase Price with respect to any note, when that principal amount, interest, redemption amount or Change in Control Purchase Price becomes due and payable (whether or not that payment is prohibited by the provisions of the Indenture);

  . failure by us to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock, or cash instead of fractional shares, are required to be delivered following conversion of a note, and that default continues for 10 days;

  . failure by us to give the notice regarding a Change in Control or to perform the covenant requiring us to repay, or obtain certain consents from the holders of, certain Senior Indebtedness upon the occurrence of a Change in Control, in either case within 30 business days of the occurrence of the Change in Control;

  . failure by us to comply with any of our other agreements in the notes or the Indenture, the receipt by us of notice of that default from the Trustee or from holders of not less than 25% in aggregate principal amount of the notes then outstanding and our failure to cure that default within 60 days after our receipt of that notice;

  . default under any bond, note or other evidence of indebtedness for money borrowed by us having an aggregate outstanding principal amount in excess of $10 million, which default shall have resulted in that indebtedness being accelerated, without that indebtedness being discharged or that acceleration having been rescinded or annulled within 60 days after our receipt of the notice of default from the Trustee or receipt by us and the Trustee of the notice of default from the holders of not less than 25% in aggregate principal amount of the notes then outstanding, unless that default has been cured or waived; or

  .  some events of bankruptcy or insolvency.

   The Trustee will, within 90 days after the occurrence of any default, mail to all holders of the notes notice of all defaults of which the Trustee is aware, unless those defaults have been cured or waived before the giving of that notice. The Trustee may withhold notice as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders. The term default for the purpose of this provision means any event that is, or after notice or lapse of time or both would become, an Event of Default with respect to the notes.

   The holders of a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that the direction must not be in conflict with any law or the Indenture and the direction is subject to some other limitations. The Trustee may refuse to perform any duty or exercise any right or power or extend or risk its own funds or otherwise incur any financial liability unless it receives indemnity satisfactory to it against any loss, liability or expense. No holder of any note will have any right to pursue any remedy with respect to the Indenture or the notes, unless:

  . that holder has previously given the Trustee written notice of a continuing Event of Default;

  . the holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request to the Trustee to pursue the relevant remedy;

  . the holder giving that written notice has, or the holders making that written request have, offered to the Trustee reasonable security or indemnity against any loss, liability or expense satisfactory to it;

  . the Trustee has failed to comply with the request within 60 days after receipt of that notice, request and offer of security or indemnity; and

  . the holders of a majority in aggregate principal amount of the outstanding notes have not given the Trustee a direction inconsistent with that request within 60 days after receipt of that request.

The right of any holder:

  . to receive payment of principal, any redemption amounts, the Change in Control Purchase Price or interest in respect of the notes held by that holder on or after the respective due dates expressed in the notes;

  .  to convert those notes; or

  . to bring suit for the enforcement of any payment of principal, any redemption amounts, the Change in Control Purchase Price or interest in respect of those notes held by that holder on or after the respective due dates expressed in the notes, or the right to convert;

will not be impaired or adversely affected without that holder's consent.

   The holders of a majority in aggregate principal amount of notes at the time outstanding may waive any existing default and its consequences except:

  .  any default in any payment on the notes;

  .  any default with respect to the conversion rights of the notes; or

  . any default in respect of the covenants or provisions in the Indenture that may not be modified without the consent of the holder of each note as described in "--Modification, Waiver and Meetings" below.

   When a default is waived, it is deemed cured and will cease to exist, but that waiver does not extend to any subsequent or other default or impair any consequent right.

   We will be required to furnish to the Trustee annually a statement as to any default by us in the performance and observance of our obligations under the Indenture. In addition, we will be required to file with the Trustee written notice of the occurrence of any default or Event of Default within five business days of our becoming aware of the occurrence of any default or Event of Default.

Modification, Waiver And Meetings

   The Indenture or the notes may be modified or amended by us and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding. The Indenture or the notes may not be modified or amended by us without the consent of each holder affected thereby, to, among other things:

  . reduce the principal amount, Change in Control Purchase Price or any redemption amounts with respect to any note, or extend the stated maturity of any note or alter the manner of payment or rate of interest on any note or make any note payable in money or securities other than that stated in the note;

  . make any reduction in the principal amount of notes whose holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to those amendments or waivers;

  . make any change that adversely affects the right of a holder to convert any note;

  . modify the provisions of the Indenture relating to the ranking of the notes in a manner adverse to the holders of the notes; or

  . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes.

Without the consent of any holder of notes, we and the Trustee may amend the Indenture to:

  . cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not materially adversely affect the rights of any holder of notes;

  . provide for the assumption by a successor of our obligations under the Indenture;

  . provide for uncertificated notes in addition to certificated notes, as long as those uncertificated notes are in registered form for United States federal income tax purposes;

  . make any change that does not adversely affect the rights of any holder of notes;

  . make any change to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended;

  . add to our covenants or our obligations under the Indenture for the protection of holders of the notes; or

  .  surrender any right, power or option conferred by the Indenture on us.

Form, Denomination, Exchange, Registration, Transfer and Payment

   The notes were initially issued in registered, certificated form. The notes were issued in denominations of $1,000 and $1,000 multiples.

   The principal, any premium and any interest on the notes will be payable, without coupons, and the exchange of and the transfer of the notes will be registrable, at our office or agency maintained for that purpose in the Borough of Manhattan, The City of New York and at any other office or agency maintained for that purpose.

   Holders may present the notes for exchange, and for registration of transfer, with the form of transfer endorsed on those notes, or with a satisfactory written instrument of transfer, duly executed, at the office of the appropriate securities registrar or at the office of any transfer agent designated by us for that purpose, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. We will appoint the Trustee of the notes as securities registrar under the Indenture. We may at any time rescind designation of any transfer agent or approve a change in the location through which any transfer agent acts, provided that we maintain a transfer agent in each place of payment for the notes. We may at any time designate additional transfer agents for the notes.

   All monies paid by us to a paying agent for the payment of principal, any premium or any interest, on any note which remains unclaimed for two years after the principal, premium or interest has become due and payable may be repaid to us, and after the two-year period, the holder of that note may look only to us for payment.

   In the event of any redemption, we will not be required to:

  . issue, register the transfer of or exchange notes during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of notes to be redeemed and ending at the close of business on the day of that mailing; or

  . register the transfer of or exchange any note called for redemption, except, in the case of any notes being redeemed in part, any portion not being redeemed.

Notices

   Except as otherwise provided in the Indenture, notices to holders of notes will be given by mail to the addresses of holders of the notes as they appear in the Security Register.

Replacement Of Notes

   Any mutilated note will be replaced by us at the expense of the holder upon surrender of that note to the Trustee. Notes that become destroyed, stolen or lost will be replaced by us at the expense of the holder upon delivery to the Trustee of notes or evidence of the destruction, loss or theft of the notes satisfactory to us and the Trustee. In the case of a destroyed, lost or stolen note, an indemnity satisfactory to the Trustee and us may be required at the expense of the holder of that note before a replacement note will be issued.

Governing Law

   The Indenture, the notes and the registration rights agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Information Regarding The Trustee

   The Chase Manhattan Bank is the Trustee, Securities Registrar, Paying Agent and Conversion Agent under the Indenture.

Registration Rights of Holders of the Notes

   We and Microsoft Corporation entered into a registration rights agreement dated March 10, 2000.

   Under the registration rights agreement, we generally agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes to:

  . file, within 90 days after the date the notes were originally issued, a shelf registration statement covering the notes and the common stock issuable upon conversion of the notes;

  . use our best efforts to cause the shelf registration to become effective as promptly as practicable; and

  . use our best efforts to keep the shelf registration statement effective until the earlier of the sale of all the transfer restricted securities or two years after the latest date of original issuance.

   When we use the term "transfer restricted securities" in this section, we mean the common stock issued upon conversion until the earlier of the following events:

  . the date the note or common stock issued upon conversion has been effectively registered under the Securities Act of 1933 and sold or transferred pursuant to the shelf registration statement;

  . the date on which the note or common stock issued upon conversion is distributed to the public pursuant to Rule 144 under the Securities Act of 1933 or is available for sale pursuant to Rule 144(k) under the Securities Act of 1933; or

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

  . the date the note or common stock issued upon conversion ceases to be outstanding.

   We will be required to pay predetermined liquidated damages if one of the following "registration defaults" occurs:

  . we do not file the shelf registration statement within 90 days after the date the notes were originally issued;

  . the Securities and Exchange Commission does not declare the shelf registration statement effective within 180 days after the date the notes were originally issued; or

  . after it has been declared effective, the shelf registration statement ceases to be effective or available for more than 90 days in any period of 365 consecutive days.

   If a registration default occurs, liquidated damages initially will accrue
(a) for the notes that are transfer restricted securities, at the rate of $0.05 per week per $1,000 principal amount of the notes and (b) for any common stock issued on conversion of the notes that are transfer restricted securities, at an equivalent rate based on the conversion price. If the registration default has not been cured within 90 days, the liquidated damages rate will increase by $0.05 per week per $1,000 principal amount of the notes that are transfer restricted securities (and an equivalent amount for any common stock issued upon conversion that are transfer restricted securities) for each subsequent 90-day non-compliance period, up to a maximum rate of $0.25 per week per $1,000 principal amount of the notes that are transfer restricted securities. Liquidated damages, as calculated by us, generally will be payable at the same time as interest payments on the notes.

   We may suspend the use of the shelf registration statement in certain circumstances described in the registration rights agreement upon notice to the holders of the transfer restricted securities, subject to the rights of the holders of transfer restricted securities to receive liquidated damages in accordance with the registration rights agreement. We will provide copies of the prospectus and notify holders of notes and common stock issued upon conversion when the shelf registration statement is filed and when it becomes effective.

   We will give notice to all holders of the filing and effectiveness of the shelf registration statement. We refer to this form of notice and questionnaire as the "questionnaire." Holders of the notes are required to complete and deliver the questionnaire prior to the effectiveness of the shelf registration statement so that they can be named as selling stockholders in the prospectus. Upon receipt of a completed questionnaire from a holder of the notes after the effectiveness of the shelf registration statement, we will, as promptly as practicable but in any event within five business days of receipt, file any amendments or supplements to the shelf registration statement so that such a holder may use the prospectus, subject to our right to suspend as set forth above. We will pay liquidated damages to a holder of the notes if we fail to make this filing in the required time. If this filing requires a post-effective amendment to the shelf registration statement, we will pay liquidated damages if this amendment is not declared effective within 45 business days of the filing of the post-effective amendment. Under the registration rights agreement, a holder of the notes is required to deliver a prospectus to purchasers and will be bound by the provisions of the agreement.

                          DESCRIPTION OF CAPITAL STOCK

Authorized Stock; Issued and Outstanding Shares

   Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of undesignated preferred stock, par value $0.01 per share.

Common Stock

   As of June 30, 2000, 47,803,914 shares of common stock were issued and outstanding. All of the issued and outstanding shares of common stock are fully paid and nonassessable.

   The following summarizes the rights of holders of our common stock:

  . each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

  .  there are no cumulative voting rights;

  . the holders of our common stock are entitled to dividends which may be paid in cash, property or shares of our capital stock and other distributions as may be declared from time to time by our Board of Directors out of funds legally available for that purpose, if any;

  . upon our liquidation, dissolution or winding up, the holders of shares of common stock will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our debts and liabilities and the payment of the liquidation preference of any outstanding preferred stock; and

  . the holders of common stock have no preemptive or other subscription rights to purchase shares of our stock, nor will holders be entitled to the benefits of any redemption or sinking fund provisions.

Preferred Stock

   Our certificate of incorporation authorizes our Board of Directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series within the limits set forth in our certificate of incorporation and applicable law. Among other rights, our Board of Directors may determine, without further vote or action by our stockholders:

  . the number of shares constituting the series and the distinctive designation of the series;

  . the dividend rate on the shares of the series, whether dividends will be cumulative and if so, from which date or dates and the relative rights of priority, if any, of payment of dividends on shares of the series;

  . whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of such voting rights;

  . whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

  . whether or not the shares of the series will be redeemable or exchangeable and if so, the dates, terms and conditions of redemption or exchange, as the case may be;

  . whether the series will have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of the sinking fund; and

  . the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

   Unless otherwise provided by our Board of Directors, the shares of all series of preferred stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Section 203 of the Delaware General Corporation Law

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, business combinations between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an interested stockholder are generally prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

  . the corporation has elected in its original certificate of incorporation not to be governed by Section 203, an election we did not make;

  . the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

  . upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan; or

  . the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock not owned by the interested stockholder.

   The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors.

   The term "business combination" is defined generally under Section 203 to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally under Section 203 as a stockholder who, together with affiliates and associates, owns or within three years prior did own 15% or more of a Delaware corporation's voting stock.
Section 203 could prohibit or delay a merger, takeover or other change in control of us and therefore could discourage attempts to acquire us.

   Our Board of Directors approved both the acquisition of common stock by WEB as part of their approval of the investment by such purchasers and the acquisition of preferred stock and warrants by the SOFTBANK Purchasers as part of their approval of the investment by such purchasers and, accordingly, the prohibitions under Section 203 will not apply to any business combination with either WEB or the SOFTBANK Purchasers.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services L.L.C.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a general summary of certain United States federal tax consequences relating to an investment in the notes. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial decisions and administrative rulings, all of which are subject to change with possible retroactive effect. This summary does not discuss any state, local or foreign tax considerations, and does not address all federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is not the U.S. dollar, and investors that hold notes as part of a hedge, straddle or conversion transaction. In addition, this summary is generally limited to notes and common stock that are held as "capital assets" within the meaning of the Code. Federal tax considerations for Non-U.S. Holders are discussed separately below.

   Interest on Notes. Holders will be required to recognize ordinary interest income when interest on the notes is paid or accrued, in accordance with the holders' regular method of tax accounting. In certain circumstances, we may be obligated to pay holders of the notes amounts in excess of stated interest or principal. For example, we would have to pay liquidated damages to holders of the notes in certain circumstances described in "Description of Notes-- Registration Rights of Holders of the Notes." If we are required to pay liquidated damages, we believe that these payments would be insignificant relative to the total expected amount of remaining payments on the notes. Therefore, we will treat the possible payment of liquidated damages as an incidental contingency. If we exercise our conditional call right, it is likely that holders of the notes would convert them into common stock. Therefore, we believe that the possibility that we will pay the prescribed redemption premium is remote. Our determination that these contingencies are incidental or remote is binding on holders unless they disclose their contrary position. If we pay liquidated damages on the notes the holders of the notes would be required to recognize additional interest income. If we pay a redemption premium in connection with its exercise of our conditional call right, the premium would probably be treated as capital gain under the rules described under "Sale or Exchange of Notes or Shares of Common Stock."

   Constructive Dividends. Certain corporate transactions, such as distributions of assets to holders of common stock, may be treated as deemed distributions to holders of the notes if the conversion price of the notes is adjusted to reflect such transaction. Adjustments to the conversion price, however, made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing dilution of the interest of the holders of notes, generally will not be considered to result in a deemed distribution. Such a deemed distribution will be taxable as a dividend, return of capital, or capital gain in accordance with the rules discussed below under "Dividends on Shares of Common Stock" and holders of the notes may recognize income as a result even though they will receive no cash or property.

   Sale or Exchange of Notes or Shares of Common Stock. In general, a holder of notes will recognize gain or loss upon the sale, redemption, retirement or other disposition of notes measured by the difference between (1) the amount of cash and the fair market value of any property received (except to the extent attributable to accrued interest, which will generally be taxable as ordinary income) and (2) such holder's adjusted tax basis in the notes. In general, each holder of our common stock into which the notes have been converted will recognize gain or loss upon the sale, exchange, or other disposition of our common stock measured by the difference between (1) the amount of cash and the fair market value of any property received and (2) the holder's adjusted basis in our common stock. (For a discussion of the basis and holding period of shares of our common stock, see "--Conversion of Notes," below.) Subject to the market discount rules discussed below, the gain or loss on the disposition of notes or common stock will be capital gain or loss and will be long-term gain or loss if the notes or shares of common stock have been held for more than one year at the time of such disposition.

   Conversion of Notes. A holder of notes will not recognize gain or loss on the conversion of the notes solely into common stock except with respect to cash in lieu of fractional shares. The holder's tax basis in the shares of common stock received upon conversion of the notes will be equal to the holder's aggregate basis in the notes exchanged therefor (less any portion thereof allocable to cash received in lieu of a fractional share of common stock). The holding period of common stock will generally include the period during which such holder held the notes prior to conversion. Under current ruling policy of the Internal Revenue Service, cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares.

   Market Discount. The notes may be affected by the "market discount" provisions of the Code. For this purpose, the market discount on a note will generally be equal to the amount, if any, by which the stated redemption price at maturity of a note exceeds the holder's tax basis in the note immediately after its acquisition. Subject to a de minimis exception, a holder of a note acquired at a market discount will generally be required to treat as ordinary income any gain recognized on the disposition of such note to the extent of the accrued market discount on such note at the time of disposition. In general, market discount will be treated as accruing on a straight-line basis over the term of the note or, at the election of the holder, under a constant-yield method. A holder of a note acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry such note until the note is disposed of in a taxable transaction, unless the holder elects to include accrued market discount in income currently. If a holder acquires a note at a market discount and receives common stock upon conversion of the note, the amount of accrued market discount through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

   Dividends on Common Stock. Distributions on shares of common stock will constitute dividends for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Dividends paid to holders that are United States corporations may qualify for the dividends-received deduction. To the extent that a holder receives distributions on shares of common stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of common stock. Any such distributions in excess of the holder's basis in the shares of common stock will generally be treated as capital gain.

Certain Federal Tax Considerations Applicable to Non-U.S. Holders.

   For purposes of this summary, the term "U.S. Holder" means a beneficial owner of notes or common stock that is (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof (including the District of Columbia) or a partnership otherwise treated as a United States person under applicable U.S. Treasury Regulations, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, and (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. The term "Non-U.S. Holder" means a beneficial owner of notes or common stock other than a U.S. Holder.

   Interest on Notes. Generally, interest paid on notes to a Non-U.S. Holder will not be subject to United States federal income tax if (1) such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder, (2) the beneficial owner of the notes does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (3) the beneficial owner of the notes is not a controlled foreign corporation that is related to Interliant, (4) the beneficial owner is not a bank for United States federal income tax purposes whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code and (5) Interliant or paying agent receives certification that the beneficial owner of the note is not a U.S. Holder. The beneficial owner can meet the requirement of this clause (5) by providing a signed I.R.S. Form W-8BEN or substitute form to us or our paying agent. If the beneficial owner holds a note through a securities clearing organization, bank, other financial institution, or other agent acting on the owner's behalf, the certification requirement will be met if the beneficial owner provides a signed I.R.S. Form W-8BEN or substitute form to the agent and the agent provides a signed I.R.S. Form W-8IMY or substitute form along with a copy of the beneficial owner's signed I.R.S. Form W-8BEN or substitute form to us or our paying agent. Each person acting as custodian, broker, nominee or otherwise as an agent for a beneficial owner must provide certification on a W-8IMY. For purposes of determining ownership of our stock, a Non-U.S. Holder of notes will be deemed to own the common stock into which the notes could be converted. A Non-U.S. Holder that is not exempt from tax under the rules described above will generally be subject to United States federal withholding tax at a rate of 30% unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally. Non-U.S. Holders should consult applicable tax treaties, which may provide different rules.

   Special Rules may apply if the Notes are held by a foreign partnership. In conjunction with Regulations relating to non-U.S. holders of certain debt instruments recently promulgated by the Treasury Department which are effective on December 31, 2000 (the "New Regulations"), the Internal Revenue Service has issued revised tax forms to replace Form W-8, as well as Forms 1001 and 4224 (discussed below) which were valid prior to January 1, 1999. Although the New Regulations are not effective until December 31, 2000, beneficial owners may be asked to provide such revised forms in addition to, or instead of, the existing IRS forms prior to such effective date. Existing Forms W-8 which were valid on or after January 1, 1999 will continue to be valid until they expire, or December 31, 2000, whichever date is earlier. The foregoing is based on the conclusion that the notes will be treated as debt for federal income tax purposes.

   Even if a Non-U.S. Holder cannot satisfy the requirements of eligibility for the Portfolio Interest Exemption, interest (including OID) earned by such Non-U.S. Holder will not be subject to 30% withholding tax if the beneficial owner of the notes provides the Company or its paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN (or prior or successor form) claiming an exemption from withholding under the benefit of a U.S. income tax treaty or
(2) IRS Form W-8ECI (or prior or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States.

   Sales or Exchange of Notes or Shares of Common Stock. A Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of notes or common stock unless
(1) the holder is an individual who was present in the United States for 183 days or more during the taxable year and (a) such holder has a "tax home" in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such holder, (2) the gain is effectively connected with the conduct of a trade or business of the holder in the United States, or (3) we are or have been a "United States real property holding corporation" at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. If we become a "United States real property holding corporation," gain recognized on a disposition of notes or common stock would not be subject to federal income tax if (1) the common stock is "regularly traded on an established securities market" within the meaning of the Code and (2) either (A) the Non-U.S. Holder disposing of common stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the common stock, or (B) in the case of a disposition of notes, the Non-U.S. Holder did not own, actually or constructively, notes which, as of any date on which such holder acquired notes had a fair market value greater than that of 5% of the common stock.

   Dividends on Shares of Common Stock. Generally, to the extent a distribution with respect to common stock is treated as a dividend (as described above under "Dividends on Common Stock"), a Non-U.S. Holder will be subject to United States federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder. If the dividend is effectively connected with the conduct of a trade or business within the United States, the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders, the branch profits tax under certain circumstances). Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A Non-U.S. Holder (and in the case of Non-U.S. Holders that are treated as partnerships or otherwise fiscally transparent the partners, shareholders or other beneficiaries of such Non-U.S. Holders) may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

   Estate Tax. Notes held by an individual who at the time of death is not a United States citizen or resident, as specially defined for United States estate tax purposes, will not be subject to United States federal estate tax provided (1) the notes were not held in connection with a United States trade or business and (2) the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote. Common stock owned by such an individual at the time of death, and in certain circumstances transferred before death, will be includible in the taxable estate and may be subject to United States federal estate tax unless otherwise provided by an applicable tax treaty. Estates of nonresident aliens are generally allowed a statutory credit which has the effect of offsetting United States federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding

   U.S. Holders. Information reporting and backup withholding may apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the notes or shares of common stock made by us with respect to certain noncorporate U.S. Holders. Such U.S. Holders generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. Holder's federal income tax, upon furnishing the required information.

   Non-U.S. Holders. Generally, information reporting and backup withholding of United States federal income tax at a rate of 31% may apply to payments of principal, interest and premium (if any) to Non-U.S. Holders if the payee fails to certify that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a United States person. The 31% backup withholding tax generally will not apply to dividends paid to foreign holders outside the United States that are subject to 30% withholding as discussed above or that are subject to a tax treaty that reduces such withholding. Special rules apply in case of foreign partnerships.

   The payment of the proceeds on the disposition of notes or shares of common stock to or through a United States office of a United States or foreign broker will subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. Holder of notes or shares of common stock to or through a foreign office of a broker will generally not be subject to backup withholding. However, if such broker is a U.S. person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business, information reporting will apply unless such broker has documentary evidence in its files of the Non-U.S. Holder's foreign status and has no actual knowledge to the contrary or unless the Non-U.S. Holder otherwise establishes an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

   Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the beneficial owner's United States federal income tax liability provided the required information is furnished to the IRS, within the beneficial owner's period of limitation for claiming a refund of tax.

   THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER, TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

   The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock, notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

   The common stock, notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

  . on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

  .  in the over-the-counter market;

  . in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  . through the writing of options, whether the options are listed on an options exchange or otherwise; or

  .  through the settlement of short sales.

   In connection with the sale of the common stock, notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the common stock, notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the common stock, notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

   The aggregate proceeds to the selling holders from the sale of the common stock, notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

   Our outstanding common stock is listed for trading on The Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on The Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

   In order to comply with the securities laws of some states, if applicable, the common stock, notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock, notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

   The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the common stock, notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

   In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

   To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

   We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

   In February 2000, we sold $164.825 million in aggregate principal amount of convertible notes to initial purchasers in a transaction exempt from registration under Rule 144A. These notes have substantially the same terms as the notes offered in this prospectus. We have filed a separate registration statement covering the notes issued to these purchasers and the common stock issuable upon conversion of those notes.

                                 LEGAL MATTERS

   The validity of the issuance the securities offered hereby will be passed upon for us by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

   The consolidated financial statements and schedule of Interliant, Inc. appearing in Interliant, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   The balance sheet of Soft Link, Inc., as of December 31, 1998 and 1998 and the related statements of operations and retained earnings, and cash flows for the years then ended included in the Form 8-K/A dated May 2, 2000 have been incorporated herein by reference in reliance upon the report, also incorporated herein by reference, of Smith Schafer & Associates, Ltd., independent accountants given upon the authority of said firm as experts in auditing and accounting.

   The financial statements of reSOURCE PARTNER, Inc., as of December 31, 1999 and for the year then ended, incorporated in this prospectus by reference from Form 8-K/A dated May 2, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT US

   We are currently subject to the informational requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at:

   Room 1024                Suite 1400
   450 Fifth Street, N.W.   Northwest Atrium Center   13th Floor
   Judiciary Plaza          500 West Madison Street   Seven World Trade Center
   Washington, D.C. 20549   Chicago, Illinois 60661   New York, New York 10048

   Copies of material can be obtained at prescribed rates from the Public Reference Section of the SEC at:

  450 Fifth Street, N.W.
   Judiciary Plaza
   Washington, D.C. 20549

   The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

   Our common stock is quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning us also may be inspected at the offices of the National Association of Securities Dealers at 9513 Key West Avenue, Rockville, Maryland 20850.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act:

  . our annual report on Form 10-K for the year ended December 31, 1999, filed with the SEC on March 29, 2000;

  . our quarterly reports on Form 10-Q for (i) the quarter ended March 31, 2000, filed with the SEC on May 15, 2000 and (ii) the quarter ended June 30, 2000, filed with the SEC on August 11, 2000;

  . our current reports of Form 8-K dated January 31, 2000 and February 16, 2000 filed with the SEC on February 7, 2000 and March 13, 2000;

  . our current report on Form 8-K/A dated February 16, 2000, filed with the SEC on May 2, 2000 and

  . the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 18, 1999 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description;

   You may request a copy of these filings, at no cost by writing or telephoning us at the following address:

       Interliant, Inc.
       General Counsel
       Two Manhattanville Road
       Purchase, New York 10577
       (914) 640-9000

   We provide Web hosting services to a customer whose primary residence is located in Cuba, Mr. Osvaldo Martinez. Current information concerning business between any person located in Cuba or the government of Cuba and Interliant may be obtained from the Florida Department of Banking and Finance, Plaza Level, The Capitol, Tallahassee, Florida 32399-0350, telephone number (904) 488-6311.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any prospectus supplement is current only as of its date.


                              [LOGO OF INTERLIANT]

                   7% Convertible Subordinated Notes due 2005
                       and 188,324 Shares of Common Stock
                     Issuable Upon Conversion of the Notes
                        4,458,394 Shares of Common Stock


                               ----------------

                              P R O S P E C T U S

                               ----------------


                               September 1, 2000


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